For Pinnacle and Cavalry Bank Associates Only
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                                                      FILED PURSUANT TO RULE 425
                                FILING PERSON: PINNACLE FINANCIAL PARTNERS, INC.
                                          SUBJECT COMPANY: CAVALRY BANCORP, INC.
                                                     COMMISSION FILE NO. 0-23605

                                 ASSOCIATE Q & A
                          PINNACLE/CAVALRY ANNOUNCEMENT
                                 OCTOBER 3, 2005

ALL ASSOCIATES

Q:       WHAT IS THE RATIONALE FOR COMBINING THE TWO FIRMS?

A: 1. THE MERGER WILL CREATE IMMEDIATE VALUE AS WELL AS SIGNIFICANT LONG-TERM UPSIDE FOR SHAREHOLDERS, CLIENTS AND ASSOCIATES OF BOTH FIRMS.

         SHAREHOLDERS

         - The transaction will be accretive to earnings per share in 2006.

         - The combined firm is expected to experience increased float and liquidity of stock.

         - Getting synergies and successfully integrating the firms will be easier than in most mergers due to several factors. Pinnacle had de novo plans to enter the Rutherford County market the end of this year. Pinnacle will also fill many of the 40 new positions in its 2006 growth plan with Cavalry associates, reducing the number of positions that will be eliminated (projected at around 6% of the combined company's 370 associates).

         CLIENTS

         - Clients will benefit from an expanded service delivery system and an expanded portfolio of products and services.

                  > Cavalry clients will have access to treasury management, financial planning services, courier deposit pickup for commercial clients and Pinnacle's system of free use of any ATM anywhere around the world for many account types. Cavalry clients will benefit from Pinnacle's strong commercial banking experience.

                  > No client contact positions at Cavalry are expected to be eliminated. No office is expected to close.

                  > Pinnacle will benefit from Cavalry's greater focus on retail and strong presence in the retail and commercial real estate sectors. Pinnacle will leverage Cavalry's merchant services and its trust and insurance capabilities across the enterprise.

                  > The combination also increases our capacity to serve our larger credit clients.

                  > The company will have 17 offices in the most attractive trade areas in Middle Tennessee.

         ASSOCIATES

         - Cavalry associates will participate in Pinnacle's annual and long-term incentive plan, a key driver of the strong teamwork that has led to Pinnacle's rapid growth and success.

         - No client contact positions at Cavalry are expected to be eliminated. No office is expected to close.

         - Since 100% of all associates will be shareholders, the combined firm is expected to experience increased float and liquidity of stock.




                                       1                         October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
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         2.       THE COMBINED INSTITUTION WILL HAVE A VERY STRONG FOOTPRINT IN
                  THE BEST MARKETS FOR FINANCIAL SERVICES IN MIDDLE TENNESSEE.

         - The Cavalry name and identity will be changed to Pinnacle Financial Partners when a common systems platform is in place (projected for mid-2006).

         - With over $1.6 billion in assets projected at closing Pinnacle will be the 2nd largest bank holding company headquartered in Tennessee and have the fifth largest market share in the Nashville-Davidson-Murfreesboro MSA.

         - Rutherford County has the fastest growing annual job growth rate in the nation. Pinnacle had already planned to enter the Rutherford County market on a de novo basis; the acquisition gives Pinnacle an immediate associate and client base in this attractive market.

         - The combined firm will operate under one platform that takes advantage of the superior aspects of both current systems. Pinnacle's deposit operations, item processing and data processing will relocate to a Cavalry property in Murfreesboro in the second quarter of 2006, while Cavalry will have the benefit of Pinnacle's extensive treasury management capabilities.

         3.       KEY CAVALRY LEADERSHIP WILL HAVE ROLES AT PINNACLE FINANCIAL
                  PARTNERS.

         - Ed Loughry, chairman and CEO of Cavalry, will become vice chairman of the board of directors of Pinnacle Financial Partners. Two other Cavalry board members are expected to join him as part of the Pinnacle board.

         - Bill Jones, Cavalry EVP and chief administrative officer, will become Pinnacle's area executive for Rutherford County and a member of the Pinnacle Leadership Team.

         - Ronnie Knight, Cavalry president and chief operating officer, will serve as a consultant to Pinnacle, focusing his efforts on client retention and business development.

PINNACLE ASSOCIATES

Q.       HOW WILL THIS CHANGE OUR 2005-2007 STRATEGIC PLAN AND POSITIONING?

A. Pinnacle is positioned as an urban-community bank, which simply means that we offer the sophisticated products and advice typically available at large regional banks with the hands-on, friendly, personal service typically available at a small community bank.

         Pinnacle's brand consists of two distinguishing impacts on clients:

                  1.       Distinctive service

                  2.       Effective advice


         This transaction is not intended to modify either the urban-community bank positioning or the "service and advice" brand.

     As you recall, our 2005-2007 plan contemplated a continuation of the same five strategies that we have been executing since we founded the firm in 2000:

                  1. Focus on small businesses and affluent consumers

                  2. Give distinctive service

                  3. Provide effective financial advice

                  4. Offer convenient access

                  5. Build strategic alliances


                                       2                         October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
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     The plan also called for the continued rapid growth of the firm, achieving
     $1 billion in assets by the conclusion of 2005 (our fifth year) with very strong asset growth in 2006 and 2007.

     Cavalry is also an urban-community bank primarily focused on Rutherford County with a tradition of and commitment to excellent client service. They also plan very rapid growth. Due to the robustness of Rutherford County and Cavalry's position in that market, Cavalry's four-year cumulative annual growth rate for loans, deposits and assets has been 16%, 12% and 12% respectively - extremely fast growth when compared to the national average.

     As it relates to Pinnacle's 2005-2007 plan, obviously, we will be combining the assets and earnings capacities of the two firms for 2006 and 2007. In addition to normal planned growth for the two firms, we will be adding additional financial advisors to focus on commercial middle-market firms in Rutherford County and intend to aggressively market our state-of-the-art treasury management services in that market. This should enable us to deploy our proven formula for growth in one of the counties with the highest annual job growth rate in the nation.

     Additionally, this combination will enable us to expand our ability to serve Pinnacle's existing clients with insurance and trust offerings, as an example, and to better serve retail clients with financial services perhaps more geared to "mass-market" consumers.

     We expect this combination to dramatically improve our performance on important strategic challenges like net interest margin and revenue diversification.


Q:   WHAT DOES THIS DO TO OUR 2005 BHAG (BIG HAIRY AUDACIOUS GOAL)?

A: This transaction is not expected to close until first quarter 2006. Pinnacle may incur some "one time" costs associated with this transaction during 2005. Any such costs would be excluded from measurement against the BHAG or any incentive compensation calculations for 2005.


Q.   WILL WE HAVE MORE OF A RETAIL FOCUS IN OUR CURRENT PINNACLE LOCATIONS?

A. Yes, to some degree. Pinnacle has focused exclusively on small businesses and affluent households. While Cavalry serves these markets, they also have been extremely effective with products and services more geared toward "mass-market" consumers. Certainly we will want to take advantage of their capabilities in that regard such that you may have an "additional arrow or two in your quiver."

     As you know, we have relied on the excellence of our associates and the engagement of our clients to build roughly a $1 billion bank having never run an ad. Though our merger with Cavalry will enable us to better serve "mass-market" consumers with a few additional product offerings, gathering clients "by invitation" and "word-of-mouth" reputation will continue to be the primary marketing and sales approach for all of the combined firm going forward as opposed to advertising.

     Additionally, you should expect no changes to things like hours of operation, office staffing models, etc.


                                        3                        October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE



Q:   WILL WE ADD ANY OF CAVALRY'S PRODUCTS OR SERVICES TO OUR MIX?

A: Yes. At a minimum, we will want to take advantage of Cavalry's insurance products, trust and investment management products and a number of consumer products such as overdraft protection. Additionally, consistent with our 2006 initiative, this will bolster our current construction and development lending as a result of their expertise and infrastructure.


Q.   HAVE THEY SURVEYED ASSOCIATE SATISFACTION?  IF SO, WHAT DID IT SAY?

A. Yes. Cavalry recently completed a work environment survey. In general, like Pinnacle, Cavalry associates enjoy working at Cavalry and the working relationships with peers. The greatest concern among Cavalry associates was regarding compensation.

     While the base pay and incentive compensation plans at the two firms are different, because of our commitment to including everyone in annual cash incentives and equity-based compensation, we are hopeful that we can help alleviate their concern relative to compensation.

     We will continue our commitment to being the best financial services firm and the best place to work in Middle Tennessee. Obviously, following the combination, we will utilize our work environment survey to ensure a very high level of associate engagement throughout the combined firm.


Q.   WHEN WILL WE START INCLUDING THEIR CLIENTS IN OUR CLIENT SURVEYS?

A. We will begin including Cavalry clients in our client surveys shortly after the systems conversion which is currently planned for mid-2006.

     We will likely ask Cavalry to conduct service quality surveys of their clients prior to that time in order to establish a baseline.







                                       4                         October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE


Q.   WILL CAVALRY HAVE THE SAME CREDIT DISCIPLINE WE HAVE?

A.   Yes.

     Cavalry's credit experience has been exceptional versus any benchmarks. Key asset quality comparisons between Cavalry and Pinnacle are listed below:

                                                          CAVB          PNFP
                                                          ----          ----
     Non performing assets/loans                          .24%           .11%
     Net charge offs/average loans                        .12%           .22%
     Reserves/non performing assets                       457%          1117%

     Both firms have been extraordinarily high-performing firms in terms of credit quality.

     Because of Cavalry's strong commitment to credit quality, we expect the integration of the two credit cultures to be relatively smooth. Undoubtedly, simply converting to one operating standard will require some changes for Cavalry associates. Examples of changes that will be required for Cavalry associates include adopting Pinnacle's file documentation standards, credit authorization forms, cash flow calculations, loan grading system, etc. These sorts of process changes are required in virtually any merger. Nevertheless, Cavalry's credit experience speaks for itself.

     In general, we will continue our approach to loan approval, the basic tenants of which are:

         - Signature system (personal accountabilities; no credit committee)

         -        Limited individual authorities

         - An ability to get relatively large deals done quickly with local market lenders

         - Additional "credit administration" signature approval on larger deals

         - Speedy response to clients with up to 30 days to finalize credit documentation after the approval


Q.   WILL WE CONVERT CAVALRY TO PINNACLE SYSTEMS?

A. No, not necessarily. Obviously we will run one integrated operating environment for the entire firm. However, we will select the software and processes that will best service the needs of the combined firm.

     At this point, it appears that ITI-Fiserv, Cavalry's core banking platform (e.g. deposit and loan systems), may better serve the combined firm's needs than OSI, our current vendor. Should that remain the case after a more thorough analysis, we would migrate Pinnacle accounts to that platform.

     Conversely, at this point, it appears Pinnacle's Treasury Management platform (e.g. wholesale lockbox, wire transfer and remote deposit) may better serve the combined firm's needs than the Cavalry software providers, so we would continue to utilize the Pinnacle software solution should this remain true after a more detailed analysis.


                                       5                         October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE


Q:  WHY ARE WE CONSIDERING CONVERSION TO CAVALRY'S CORE BANKING PLATFORM?

A: There are a number of reasons that ITI-Fiserv may in fact be a better solution for the combined firm than our current platform that is provided by OSI.

    1. It is our perception that ITI's focus is on meeting the changing requirements of small, medium and large commercial banks, whereas it is our perception that OSI, due to its concentration of credit union users, is largely focused on the requirements of lower volume, more consumer oriented credit unions. It would appear to us that ITI-Fiserv has allocated resources to software development to meet critical needs of large commercial banks like Pinnacle such as loan participation accounting, high volume ACH origination, etc.

     2. Despite the fact that Cavalry has fewer assets than Pinnacle, it has substantially more clients, accounts and transaction volumes. Due to our more limited volumes, it may be easier to convert Pinnacle's clients to Cavalry's core banking platform than vice versa.

     Hugh Queener will lead a team including Randy Withrow and Cannon Loughry, Cavalry's Chief Information Officer, that will conduct a thorough investigation and analysis in order to finalize system recommendations and conversion schedules.

Q. WE HAVE BEEN CONSTRAINED FOR SPACE IN DOWNTOWN NASHVILLE AS WE HAVE GROWN AND EXPANDED. DOES THIS COMBINATION PROVIDE ANY RELIEF FOR ADDITIONAL SPACE?

A. Yes. Cavalry runs a state-of-the-art Operations Center in downtown Murfreesboro with plenty of space to meet the operating space requirements of the combined firm for the foreseeable future.

     Heretofore, we have been committed to keeping all operating units in the Commerce Center in downtown Nashville because of the great impact that has on teamwork. Unfortunately, due to the fact that there is no available space in the Commerce Center, it appears inevitable that we will need additional space in another facility for operating units. Consequently, this merger provides a great solution for our additional space requirements.

     It is anticipated that, in general, we will house I.T., Item Processing and Deposit Operations in Cavalry's existing Operations Center in Murfreesboro.

Q.   WHO IN OPS WILL HAVE TO RELOCATE TO MURFREESBORO? WHEN?

A. The current plan contemplates locating Deposit Operations and Item Processing in Murfreesboro. At this point in time we do not intend to ask ANYONE to relocate to Murfreesboro.

     The total number of jobs in both Murfreesboro and in Nashville will not change dramatically; therefore while we may be reducing a segment of the workforce in Nashville in an area like Deposit Operations, we will be adding to the Nashville workforce in Treasury Management Services, Loan Operations, etc.

     Also, we anticipate that a number of our associates that currently work in Nashville may want to work in Murfreesboro based on where they live and their current commute.



                                       6                         October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
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     The goal is for no one to be forced to relocate their place of work. If you
     DESIRE to relocate to Murfreesboro, please let Hugh Queener know.

     The integration team will be keeping everyone up to date on how the ultimate job force will need to be defined geographically. We will notify you at least monthly on progress we are making.


Q:   HOW MUCH INTERNAL FOCUS WILL INTEGRATION REQUIRE?

A: This is an extraordinary opportunity to accelerate growth, capabilities and the earnings capacity of Pinnacle. While the integration appears much easier than most integrations with which many of our associates are familiar, it remains the largest project Pinnacle has yet undertaken.

     Hugh Queener, who has led a number of integrations larger in scope than this one, will lead an implementation team in the complete planning and execution of this project. He will be naming a cross functional group of Pinnacle associates to participate on that team.

     Bill Jones, our Rutherford County Area Executive, will be appointing Cannon Loughry, Cavalry's Chief Information Officer, and a cross functional team from Cavalry to participate on the team.

     The combined team is expected to be announced by October 7 and should complete the plan by October 31.

     While this will be a monumental undertaking on our operating staff, it is expected to have only modest impact on our client contact associates, enabling the continued rapid growth of the two firms.


Q: WHAT DOES THIS DO TO THE PINNACLE MODEL OF HIRING ONLY EXPERIENCED BANKERS AND BROKERS AND FOCUSING ON SMALL BUSINESSES AND THEIR OWNERS?

A: We are not aware of any other bank that has utilized the philosophy of hiring no one with less than 10 years experience. As you know, it is an integral part of our approach to giving distinctive service and effective advice. Experienced associates are best prepared to deliver on those two promises. This philosophy has also contributed to the fact that it takes the average bank our size 65% more people per million dollars in assets. Given its proven success, in general, we will want to continue this philosophy going forward for future hiring, but obviously with no impact to any Cavalry associates who currently don't meet that requirement.

     While Cavalry's approach has been different, it has been no less successful. They have "engineered" their bank in order to have the number one market share position in the fastest growing county in the U.S. (in terms of job growth). They have executed their commitment to distinctive service and extraordinary convenience by offering extended hours on weeknights and Saturdays as an example. While we do not currently plan to expand hours in the Pinnacle footprint, we do intend to continue expanded hours in the Cavalry footprint. This approach is perfect for clients who live in Rutherford County and work in Nashville and Brentwood.



                                       7                         October 3, 2005
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     Cavalry benefits from proximity to the MTSU student population, which is a readily available work force that is particularly well suited to the extended hour programs. Given that we intend to continue operating branch offices with extended hours in the Cavalry footprint, we will certainly want to continue to take advantage of that work force as an exception to the "10 years experience" requirement.


Q:   DOES THIS MEAN WE'LL ESTABLISH A CALL CENTER?

A:   Cavalry currently runs a very effective call center.

     Pinnacle's 2005-2007 Strategic Plan contemplated the development of one. At this point, we anticipate merging the two into one unit.

     While no decision has been made as to the physical location of the call center, Cavalry's software support would facilitate running a virtual call center. In other words, call center associates could actually perform their job function from anywhere.

     Consequently, it is not anticipated at this point that any Cavalry or Pinnacle associates would be relocated in order to form the combined unit.


Q:   WILL ANY PINNACLE POSITIONS BE ELIMINATED DUE TO CONSOLIDATION?

A: No existing Pinnacle positions will be eliminated. Our 2005-2007 plan contemplated that we would hire approximately 40 associates in 2006 and approximately 25 in 2007 to support the very rapid growth we have planned.

     As a result of this combination, we will take advantage of positions that would otherwise be eliminated at Cavalry in order to reduce the number of intended new hires at Pinnacle to approximately 25 in 2006 and approximately 20 in 2007. In other words, by reducing the number of new hires at Pinnacle, we can save approximately 20 positions without affecting anyone personally.

     This approach has been critical in minimizing disruption and any job eliminations at Cavalry as well as easing the hiring burden at Pinnacle to support the dramatic growth. This is another example of benefits resulting from this combination.


Q: WILL THIS RESULT IN ANY CHANGES IN OUR COMPENSATION, INCENTIVE OR BENEFITS PLANS?

A: The Cavalry merger will have no impact on Pinnacle's compensation or incentive plans.

     We are still reviewing benefit plans at the two firms. It is likely that there may be modest changes to other benefit plans as we seek to find the best solutions possible; however, you should not expect any degradation or major changes to your existing benefit plans.






                                       8                         October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
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CAVALRY ASSOCIATES

Q.   WHAT'S IN THIS FOR ME?

A. With this financial merger, we are all still headquartered in Middle Tennessee and decisions will continue to be made in Middle Tennessee. It gives us a chance to be a part of a firm that is also a values-driven company with a recognized commitment to distinctive service for clients and an invigorating, engaging work environment for associates. Pinnacle has been recognized by the Nashville Business Journal as the Best Place to Work in Nashville for the last two years.

     Feel free to go to their website at www.pnfp.com to explore the mission, vision and values of the firm.

     We have spent several years looking for the right fit that would give Cavalry additional locations in the very attractive Davidson and Williamson County markets and the desired growth potential for our stock. Pinnacle has eight locations in the most desirable trade areas in Davidson, Williamson and Sumner counties. Additionally, their stock, which we will now hold, has been one of the highest performing bank stocks in the nation -- up 93% last year and 83% the year before.

     Obviously, we could have chosen to be a very small part of a large, unwieldy regional bank or a large part of a smaller, high performing company. We chose the latter.

     We believe that Pinnacle is a good fit that is in the best interest of our shareholders, clients and associates.

Q.   HOW DOES THIS AFFECT MY BENEFITS?

A. A quality benefit program for associates of both institutions is a priority. We know that your healthcare plan is very important to you. There almost certainly will be some changes in the healthcare plan. Your expectation should be that you will continue to have a program that provides access to quality physicians and hospitals at a fair and affordable price for you. At this time we don't know all the options that may be available in the marketplace with our now greater negotiating position or the timeframe in which changes will be implemented. We expect to update you at least monthly on decisions such as these in order to keep you informed of any decisions that are being made.

Q.   WHAT IS THE DIFFERENCE IN THE PAY AT CAVALRY AND AT PINNACLE?

A.   We have not completed a detailed analysis of the two compensation plans.

     Your expectation should be that you will have the opportunity to earn at least as much in cash compensation in 2006 under Pinnacle's compensation plan as you would have had under Cavalry's plan.

     Nevertheless, some important compensation philosophies will guide any modifications to compensation plans for Cavalry's associates.



                                       9                         October 3, 2005

For Pinnacle and Cavalry Bank Associates Only
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         -        All non-commissioned Cavalry associates will be included in
                  Pinnacle's annual cash incentive.

         - All associates will be included in Pinnacle's equity based compensation.

         - Our commitment is to provide a salary administration program built on fairness.

         - The primary focus is to make sure what we pay associates is fair in relationship to job responsibilities, market comparisons and performance (or results).

         - Motivation to achieve superior results comes by linking an associate's pay to their performance.

     As Cavalry associates are converted to Pinnacle compensation plans, there will be a limited number of associates who may receive base pay increases to offset any reduction in annual cash incentive if their incentive opportunity is less at Pinnacle than at Cavalry; however, for the most part, given the inclusion of virtually all associates in Pinnacle's annual cash incentive plan and equity based incentive plan, most associates are expected to have the opportunity for increased compensation under the Pinnacle plan.

Q.   HOW DOES PINNACLE'S INCENTIVE PLAN WORK?  WHEN WILL WE CHANGE TO THEIR
     PLAN?

A. Pinnacle has worked hard to build a "principle-centered" firm. Three very important values that influence all decisions, but that strongly influence Pinnacle's incentive plan are:

         - Results - They achieve superior results and outperform competitors. They make a recognizable difference to their clients and their community. They fulfill their commitments.

         - Partnership - They nurture mutually beneficial relationships characterized by trust, respect and responsibility.

         - Fairness - They treat clients, shareholders, business partners and each other the way they want to be treated. They pursue solutions that are fair to everyone concerned. In short, they do the right thing.

     Here's how the plan works:

         - Every non-commissioned associate is included in the incentive plan.

         - Each associate is assigned to a 10%, 20% or 30% tier, which simply means that the target incentive award will be 10% of base pay, 20% of base pay, etc.

         - If the criticized and classified asset to capital ratio for the firm is less than a predetermined target, then all associates who have been rated "meets expectations" are eligible to receive incentive compensation. This ratio is utilized as the best predictor of whether poor loans are being booked that escalate current earnings but that may jeopardize the future earnings of the firm. We simply cannot afford poor loan quality.

                  -        If the firm hits its predetermined earnings per share
                           (EPS) target, all associates would receive their target award (e.g., 10% of base pay, etc.)

                  - If the firm exceeds the EPS targets, all associates would receive more than their target awards (e.g., 10% tier associates might receive 12%, 20% tier associates might receive 24%, etc.)

                  - If the firm falls short of the EPS targets, all associates would receive less than target awards (e.g., 10% tier associates might receive 8%, 20% tier associates might receive 16%, etc.)


                                       10                        October 3, 2005

For Pinnacle and Cavalry Bank Associates Only
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         In general, incentive awards for Pinnacle associates have ranged between 80 and 120% of target.

     This incentive approach creates:

         - RESULTS. Incentives are only paid if the firm achieves the desired results expressed as loan quality and earnings per share.

         -        PARTNERSHIP. There is no arguing about whose client it is.
                  There is no arguing about who should get the "commission." There is no arguing about who should take the charge-off. Tellers cannot let clients close accounts and leave which would reduce revenues. Everyone needs to get the fees and service charges collected. NO ONE GETS PAID UNLESS EVERYONE GETS PAID.

         - FAIRNESS. We will only hit the very aggressive performance targets we set for ourselves if everyone gives 100%. Therefore, what could be more fair than including everyone in the incentive payout.

     Cavalry associates will be included in the Pinnacle annual cash incentive plan for the 2006 calendar year.

Q.   WHAT ABOUT MY 401-K PLAN?

A. Pinnacle's associates broadly participate in Pinnacle's 401-K plan, which today is structured such that the employer matches 50% of the first 6% contributed by the associate.

     That is slightly different than Cavalry's current plan.

     Certainly a 401-K plan will continue to be available following the merger with Pinnacle.

     At this time, we do not know what changes will be made from Cavalry's current plan, if any, or the timing of those changes.

     We expect to update you at least monthly on decisions such as these.

Q.   WILL ANY OF OUR TITLES CHANGE?

A. No. There will be no change to officer titles (e.g. Senior Vice President, Vice President, etc.)

     Pinnacle had the advantage of starting with a "clean sheet of paper" when they formed their firm in 2000. They set out to build a different kind of financial services experience. Consequently, you will find many new and different things as a part of their culture than you might find in a traditional bank. One of those differences is that they place very little emphasis on officer titles. For client contact personnel who are involved in business development, they tend to err on the side of granting lofty titles so that clients can know they are dealing with decision makers.

     Pinnacle places much more emphasis on functional titles than officer titles and those titles are intended to be descriptive of their client focus. A few examples you will soon encounter include:


                                       11                        October 3, 2005
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For Pinnacle and Cavalry Bank Associates Only
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
     Traditional Title                                        Pinnacle Title
     -----------------                                        --------------
     Lender                                                   Financial Advisor
     Relationship Manager                                     Financial Advisor
     CSR                                                      Client Service Specialist
     Teller                                                   Service Specialist
     Broker                                                   Financial Consultant
     Branch Manager                                           Office Manager
     Executive Management                                     Leadership Team


Q.   WHEN WILL WE KNOW WHICH JOBS WILL BE ELIMINATED?

A.   The target date is October 31, 2005.

     Hugh Queener, Pinnacle's Chief Administrative Officer, will lead an implementation team in the complete planning and execution of this project. He will be naming a cross functional group of Pinnacle associates to participate on that team.

     Bill Jones, Cavalry's Chief Administrative Officer who will become Pinnacle's Rutherford County Area Executive, will be appointing Cannon Loughry, Cavalry's Chief Information Officer, and a cross functional team from Cavalry to participate on the team.

     The combined team is expected to be announced by October 7 and should complete the plan by October 31.

     All position eliminations will be communicated upon completion of the plan.


Q.   WILL THERE BE SEVERANCE PACKAGES AVAILABLE FOR THOSE WHO WON'T BE STAYING?

A. Yes. There will be severance and outplacement consideration provided. In general, your expectation should be that any severance would be at least equivalent to any pre-existing Cavalry plan. At this time, severance plans have not been finalized. We expect to update you at least monthly on decisions such as these in order to keep you informed of any decisions that are being made.

Q.   WHO FROM CAVALRY WILL BE INVOLVED IN THE INTEGRATION PLANNING?

A. Bill Jones, our Rutherford County Area Executive, will be appointing Cannon Loughry, Cavalry's Chief Information Officer, and a cross functional team from Cavalry to participate on the combined integration planning team.

     The combined team is expected be announced by October 7 and should complete the plan by October 31.


                                       12                        October 3, 2005

For Pinnacle and Cavalry Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE


Q. HOW DO WE RESPOND TO PEOPLE IN THE COMMUNITY WHO ARE DISAPPOINTED THAT WE WILL NO LONGER BE A RUTHERFORD COUNTY OWNED BANK?

A.

         o We have spent several years looking for the right fit that would give Cavalry additional locations in the very attractive Davidson and Williamson County markets and the desired growth potential for our stock. Pinnacle has eight locations in the most desirable trade areas in Davidson, Williamson and Sumner counties.

         o Additionally, their stock, which we will now hold, has been one of the highest performing bank stocks in the nation -- up 93% last year and 83% the year before.

         o In fact, roughly 42% of the combined firm will be owned by Cavalry shareholders.

         o Obviously, we could have chosen to be a very small part of a large, unwieldy regional bank or a large part of a smaller, high performing company. We chose the latter.

         o        We will still be part of a firm headquartered in Middle
                  Tennessee.

         o Pinnacle plans to relocate its Operations Center to Cavalry facilities in Murfreesboro, which protects so many Rutherford County jobs.

         o The combined company will create additional jobs in client contact positions in Rutherford County. Although a few overlapping positions will be eliminated, the number is small when compared to virtually any other merger.


Q. PINNACLE IS NOT A RETAIL BANK. HOW WILL OUR RETAIL EMPHASIS FIT IN WITH THEIR STRATEGY? ARE WE GOING TO CHANGE TO THEIR PROFILE?

A. Pinnacle is combining with Cavalry because of the excellent franchise that we have built -- including all our business lines. In fact, Pinnacle currently anticipates taking advantage of many of Cavalry's retail products like overdraft privilege.

     On the other hand, Pinnacle has built an extraordinary ability to serve owner managed businesses with sophisticated treasury management products. In order to capitalize on the same growth opportunity that Pinnacle has been so widely recognized for, our plan is to hire additional relationship managers in order to increase our focus on middle-market commercial clients in Rutherford and Bedford counties.



--------------------------------------------------------------------------------

Forward Looking Statements

Certain of the statements in this information may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits of the merger to Pinnacle and Cavalry, future financial and operating results and Pinnacle's plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, the risk that the cost savings and any revenue synergies from the merger may be realized or take longer than anticipated, disruption from the merger with customers, suppliers or employee relationships, the risk of successful integration of the two businesses, the failure of Cavalry or


                                       13                        October 3, 2005

For Pinnacle and Cavalry Bank Associates Only
DO NOT DUPLICATE OR DISTRIBUTE


Pinnacle shareholders to approve the merger and the ability to obtain required governmental approvals of the proposed terms and anticipated schedule. Additional factors which could affect the forward looking statements can be found in the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q and Current Reports on Form 8-K of both Pinnacle and Cavalry filed with the Securities and Exchange Commission and available on the Commission's website set forth below. Pinnacle and Cavalry disclaim any obligation to update or revise any forward-looking statements contained in this information, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, PINNACLE FINANCIAL PARTNERS, INC. AND CAVALRY BANCORP, INC. WILL FILE A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention:
Investor Relations ((615) 744-3710) or Cavalry Banking Corp., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations
(615) 849-2272.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information about Pinnacle's directors and executive officers is contained in the proxy statement filed by Pinnacle with the Securities and Exchange Commission on March 14, 2005, which is available on Pinnacle's web site (www.pnfp.com) and at the address provided above. Information about Cavalry's directors and executive officers is contained in the proxy statement filed by Cavalry with the Securities and Exchange Commission on March 18, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the Securities and Exchange Commission when they become available.








                                       14                        October 3, 2005